May 13th 2026

VIA EDGAR TRANSMISSION

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Request for Qualification for:

Crowdcasting Inc.

Regulation A Offering Statement on Form 1-A

File No. 367-00401

CIK No. 0002125668

Attention: Division of Corporation Finance

Crowdcasting Inc. (the "Company") hereby respectfully requests qualification of the above-referenced Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended.

The Company confirms that the required waiting period following the prior submission has now been satisfied.

On behalf of the Company, we hereby acknowledge the following:

1.The Company is responsible for the adequacy and accuracy of the disclosure in the Offering Statement.

2.Should the Commission or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement.

3.The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to the undersigned.

Sincerely,

/s/ John Stewart
John Stewart
Chief Executive Officer